April 4, 2007


By facsimile to (415) 983-1200 and U.S. Mail


Mr. Kirk A. Benson
Chairman and Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

Re:	Headwaters Incorporated
	Pre-effective Amendment 2 to Registration Statement on Form
S-4
	Filed March 27, 2007
File No. 333-140067

Dear Mr. Benson:

	We reviewed the filing and have the comments below.

Summary, Taxation, page 5

1. As requested previously, please revise to state that this is counsel`s opinion and delete "we believe" and "consistent with our opinion." Please comply also in the risk factors section on pages 25 and 27.

Conversion Rate Adjustment upon Certain Fundamental Changes, page
12;
Adjustment to Conversion Rate Upon a Fundamental Change, page 64

2. Refer to prior comment 4. As requested previously, please provide an example at page 12. Further, the table on page 65, as designed, does not appear to include a place for showing the number of additional shares per $1,000 principal amount of new securities by which the conversion rate will be increased. Please revise.


Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Headwaters and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Headwaters acknowledging that:

* Headwaters is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Headwaters may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Headwaters provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Melissa
N.
Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Linda C. Williams, Esq.
	Pillsbury Winthrop Shaw Pittman LLP
	50 Fremont Street
	San Francisco, CA 94105



Mr. Kirk A. Benson
April 4, 2007
Page 1





1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE